SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
PUBLICLY-HELD COMPANY	PUBLICLY-HELD COMPANY
CNPJ 33.700.394/0001-40	CNPJ 00.022.034/0001-87

APPROVAL OF THE STOCK DIVIDEND PROPOSALS

We hereby announce that the Extraordinary Shareholders Meetings of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and of UNIBANCO HOLDINGS S.A. (“Holdings”), held today (June, 29th, 2006), respectively at 04.00 p.m. and 04.40 p.m. (“AGEs”) approved the proposals of their Board of Directors to increase their respective corporate capital through the issuance of new shares (“Bonificação de Ações”), pursuant to the following terms:

1) Unibanco:

An increase of R$3,000,000,000.00 (three billion Reais) to the corporate capital of Unibanco, thereby increasing Unibanco’s overall corporate capital from R$5,000,000,000.00 (five billion Reais) to R$8,000,000,000.00 (eight billion Reais), through the capitalization of all of the funds currently in the Currency Exchange Risk Reserve and a portion of the funds currently allocated to the reserve designed to ensure that Unibanco maintains adequate operating margins, by means of the issuance of 1 (one) new share of the same type for each existing common and preferred share of Unibanco

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost ascribed to the new shares will be R$ 2.144546.

2) Unibanco Holdings:

An increase of R$2,691,925,722.32 (two billion, six hundred and ninety one million, nine hundred and twenty five thousand, seven hundred and twenty two Reais and thirty two cents) to the corporate capital of Unibanco Holdings, thereby increasing Unibanco Holdings’ overall corporate capital from R$1,863,449,958.72 (one billion, eight hundred sixty three million, four hundred and forty nine thousand, nine hundred fifty eight Reais and seventy two cents) to R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents), through the capitalization of the same amount of the profit reserves, by means of the issuance of 1 (one) new share of the same type for each existing common and preferred share of Unibanco Holdings.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction N. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unitary cost ascribed to the new shares will be R$ 3.310068.

3) Units:

The shareholders who hold Units (share deposit certificates), each representing one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings, shall receive, for each Unit held, 1 (one) additional Unit.

For your reference, we inform that the unitary cost ascribed to the additional Unit, that corresponds to the sum of both amounts mentioned on items 1 and 2 above, will be R$ 5.454614.

4) Global Depositary Shares (“GDSs”):

The GDSs traded on the New York Stock Exchange, each of which currently represents 5 (five) Units, shall represent 10 (ten) Units, which means that it will not occur the issuance of new GDSs.

5) Approval by the regulatory authorities:

Given that any decision to approve the stock dividend (“Bonificação de Ações”) by Unibanco must be approved by the Central Bank of Brazil, and that the action on the GDSs mentioned in item 4 above requires the approval of the Brazilian Security Exchange Commission, the record date for the shareholders of both Unibanco and Unibanco Holdings for the purpose of determining the right to receive the new shares will be released after both of these approvals have been obtained. Therefore, until the record date, the existing shares of Unibanco and of Unibanco Holdings will be traded with the right to receive the new shares issued; the new shares shall be delivered to the shareholders and traded after the record date is released by Unibanco and Unibanco Holdings.

6) Rationale for the operation:

To increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

São Paulo, June 29, 2006.

UNIBANCO-UNIÃO DE BANCOS	UNIBANCO HOLDINGS S.A.
BRASILEIROS S.A.
Osias Santana de Brito	Geraldo Travaglia Filho
Investor Relations Officer	Investor Relations Officer

For more information contact:
Investor Relations
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3097-1585
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com
Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.